Berkley Resources Inc.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED APRIL 20, 2007

This Information Circular accompanies the Notice of the 2007 Annual General Meeting of shareholders of Berkley Resources Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 18,857,608 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 20th day of April, 2007 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be repre-sented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the Head Office of the Company at Suite 400 - 455 Granville Street, Vancouver, British Columbia, V6C 1T1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended December 31, 2006, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exer-cised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

Management proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Lloyd Andrews Rathdrum, ID Chairman and Director	June 20, 2002	337,500	Retired Executive.
Ronald D. Andrews(1) Mead, WA Director	June 13, 2005	81,000	Owner and operator of Andrews Orchards from 1972 to present.
Tyrone Docherty Delta, BC Director	August 17, 2006	Nil	President, CEO and director of Quinto Technology Inc. from 1997 to present.
Lindsay Gorrill(1) Coeur d’Alene, ID President, Chief Operating Officer and Director	July 29, 2004	143,000	President and COO of the Company from November 2005 to present, CFO of Coral Gold Resources Ltd. from March 2006 to present, President and CEO of WGI Heavy Minerals Inc. from March 1994 to April 2005.
James O’Byrne Calgary, AB VP Operations and Director	June 30, 2003	50,000	Oil and Gas Consultant; President of O’Byrne Resource Management Ltd.
Phillip Piffer Spokane, WA Director	November 14, 2005	Nil	President and CEO of Genesis Fueltech Inc. from June 2001 to present.

Matthew Wayrynen West Vancouver, BC Executive Chairman, Chief Executive Officer and Director	June 20, 2002	1,294,489	Corporate Executive; Officer and/or Director of several reporting issuers.
David Wolfin(1) West Vancouver, BC VP Finance and Director	June 13,2005	80,300

President of Avino Silver & Gold Mines Ltd. from 2003 to present, President of Gray Rock Resources Ltd. from 1993 to present; Vice-President, Finance of Bralorne Gold Mines Ltd. from 2003 to present; Officer and/or Director of several other reporting issuers.

(1) Member of the audit committee.

All of the nominees are residents of Canada, except for Lloyd Andrews, Ronald D. Andrews, Lindsay Gorrill and Phillip Piffer who reside in the United States.

The Company has an audit committee, the members of which are set out above.

EXECUTIVE COMPENSATION

(Form 51-102F6, National Instrument 51-102)

Executive Officers

For purposes of this Information Circular, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officer”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were two (2) Named Executive Officers, namely, its President & Chief Operating Officer, Lindsay Gorrill and its Chief Executive Officer and Executive Chairman, Matt Wayrynen.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)
		Salary	Bonus	Other	Shares under Option
Lindsay Gorrill President, COO and Director	2006	$69,327	Nil	Nil	300,000	Nil
	2005	$11,392	$30,000	Nil	200,000	Nil
	2004	Nil	Nil	Nil	50,000	Nil
Matthew Wayrynen CEO, Executive Chairman and Director	2006	$66,000	Nil	Nil	450,000	$1,504
	2005	$60,000	$40,000	Nil	350,000	$1,389
	2004	$60,000	$24,629	Nil	300,000	$1,082

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in the above table.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year ended December 31, 2006.

Options and Stock Appreciation Rights (SARs)

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase up to 2,837,000 common shares. To date, stock options to purchase a total of up to 2,366,500 shares have been granted under the Plan, leaving options for 470,500 shares available for issuance.

Option Grants During the Most Recently Completed Fiscal Year

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
Lindsay Gorrill	100,000	16.66%	$0.56	$70,000	September 21, 2011
Matt Wayrynen	100,000	16.66%	$0.56	$70,000	September 21, 2011

Aggregated Option Exercises During the Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

There were no options exercised by the Named Executive Officers during the most recently completed fiscal year.

Table of Option and SAR Repricings During the Most Recently Completed Fiscal Year

There were no options re-priced during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities
and Employment Contracts

The Company does not have an employment contract with the Named Executive Officers, and there are no contractual provisions for termination of employment or change in responsibilities.

Directors

Each director of the Company who receives less than $3,000 per month is compensated $500 per quarter in their capacities as directors during the most recently completed financial year. The Chairman of each committee is also paid an additional $500 per quarter. Incentive stock options have also been granted to non-employee directors of the Company to purchase an aggregate of 305,000 shares of the Company at a price of $0.52 per share exercisable on or before September 19, 2008 (127,500 of which have been exercised), 120,000 shares of the Company at a price of $0.81 per share exercisable on or before October 19, 2009 and 220,000 shares of the Company at a price of $0.90 per share exercisable on or before December 23, 2010 and 180,000 shares of the Company at a price of $0.56 per share exercisable on or before September 21, 2011, none of which have been exercised. The Company paid an aggregate of $72,000 to Wear Wolfin Designs Ltd., a private BC corporation controlled by the spouse of Matt Wayrynen, the Chief Executive Officer, Executive Chairman and a director of the Company for management advisory services. The Company paid an aggregate of $60,000 to O’Byrne Resource Management Ltd., a private Alberta corporation controlled by Jim O’Byrne, the VP Operations and a director of the Company for management advisory services. The Company paid an aggregate of $30,000 to Intermark Capital Corp, a BC private corporation controlled by David Wolfin, VP Finance and a director of the Company for management advisory services. The Company paid an aggregate of US$60,000 to Lindsay Gorrill, the Chief Operating Officer, President and a director of the Company for management advisory services.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Meyers Norris Penny, LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company is a reporting issuer in B.C. and Alberta. MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.    Purpose of the Committee

1.1   The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.    Members of the Audit Committee

2.1           At least one Member must be “financially literate” as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2    The Audit Committee shall consist of no less than three Directors.

2.3    At least one Member of the Audit Committee must be “independent” as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.    Relationship with External Auditors

3.1   The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2    The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3    The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4    The Audit Committee will have direct communications access at all times with the external auditors.

4.    Non-Audit Services

4.1   The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2   Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

        (i)    acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

       (ii)    performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.    Appointment of Auditors

5.1   The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2   The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.    Evaluation of Auditors

6.1   The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.    Remuneration of the Auditors

7.1   The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2   The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.    Termination of the Auditors

8.1   The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.    Funding of Auditing and Consulting Services

9.1   Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.   Role and Responsibilities of the Internal Auditor

10.1         At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.   Oversight of Internal Controls

11.1          The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.    Continuous Disclosure Requirements

12.1           At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.    Other Auditing Matters

13.1    The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2    The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.     Annual Review

14.1    The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.     Independent Advisers

15.1    The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent(1)	Financially literate(2)	Education & Experience
Ronald Andrews	Yes	Yes	Master of Political Science
Phillip Piffer	Yes	Yes	CMA, MBA
David Wolfin	No	Yes	VP Finance of several reporting issuers

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending December 31	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
2006	$35,000	$2,148(1)	$2,022(2)	Nil
2005	$28,215	$3,372(3)	$1,500(4)	Nil

(1)	Form 20-F Review.

(2)	Preparation of 2005 corporate tax return.

(3)	AGM Attendance and Form 20-F review.

(4)	Preparation of 2004 corporate tax return.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a “venture issuer” as that term is defined under MI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is comprised of eight (8) directors, of whom each of Lloyd Andrews, Ronald Andrews, Tyrone Docherty and Phillip Piffer are independent for the purposes of NI 58-101. Lindsay Gorrill is not independent since he serves as President and Chief Operating Officer of the Company. Matt Wayrynen is not independent since he serves as Chief Executive Officer and Executive Chairman of the Company. Jim O’Byrne is not independent since he serves as VP Operations of the Company. David Wolfin is not independent since he serves as VP Finance of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
Lloyd Andrews	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd.
Ronald Andrews	North Coast Live Insurance Company
Tyrone Docherty	Quinto Technology Inc.
Matt Wayrynen	Bralorne Gold Mines Ltd. Quinto Technology Inc
David Wolfin	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

Other Board Committees

The Board has no other committees, other than the Audit Committee, Compensation Committee and Corporate Governance Committee.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Increase of Stock Option Plan

On June 27, 2006, the shareholders approved the 2006 Stock Option Plan (the “Plan”). The Plan provided for the grant of incentive stock options to insiders, employees, and other service providers to the Company for up to 2,837,000 common shares. To date, stock options for 2,366,500 common shares have been granted under the Plan. The management of the Company therefore proposes to amend the Plan to increase the number of common shares reserved for stock option grants under the Plan from 2,837,000 common shares to 3,770,000 common shares.

In this regard, disinterested shareholder approval is required pursuant to the policies of the TSX Venture Exchange. “Disinterested shareholder approval:” means the approval of a simple majority of the shareholders who are not directors, officers or employees of the company, or their associates or affiliates. If such approval is not obtained, the Plan will remain at 2,837,000.

There are no other matters to be acted upon at the Meeting.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.